UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) is being furnished by Chemomab Therapeutics Ltd. (the “Company”) for the purpose of furnishing, as Exhibit 99.1 to this Form 6-K, a press release, dated January 3, 2024, titled “Chemomab Announces Completion of Patient Enrollment in CM-101 Phase 2 Primary Sclerosing Cholangitis Trial and Moves Up Expected Topline Readout to Midyear 2024”.

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-275002) and Form S-8 (File No. 333-259489 and No. 333-266868).

EXHIBIT INDEX

Exhibit	Description

99.1
Press release, dated January 3, 2024, titled “Chemomab Announces Completion of Patient Enrollment in CM-101 Phase 2 Primary Sclerosing Cholangitis Trial and Moves Up Expected Topline Readout to Midyear 2024”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: January 3, 2024	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer